April 22, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Timothy S. Levenberg

Re:	USA Compression Partners, LP

Registration Statement on Form S-3

Filed April 10, 2026

File No. 333-294992

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, USA Compression Partners, LP (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-294992 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington, D.C. time, on April 24, 2026, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform George J. Vlahakos of Sidley Austin LLP at (713) 495-4522.

Very truly yours,

/s/ Christopher W. Porter
Christopher W. Porter
Senior Vice President, General Counsel and Secretary

cc: George J. Vlahakos, Sidley Austin LLP